FOR IMMEDIATE RELEASE                      Contact - Guy T. Marcus
November 15, 1996                                    Vice President-Inv. Rel.
                                                     (214) 978-2691

                    HALLIBURTON 1996 FOURTH QUARTER DIVIDEND

     DALLAS, Texas -- Halliburton Company announced today that its board of directors has declared a 1996 fourth quarter dividend of 25 cents a share on the company's common stock, payable December 23, 1996 to shareholders of record at the close of business on December 2, 1996.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #























                               Page 5 of 5 pages
                       The Exhibit Index appears on Page 4